The information in this preliminary prospectus is not complete and may be changed. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-105635

SUBJECT TO COMPLETION, DATED JUNE 15, 2004

PROSPECTUS SUPPLEMENT

June      , 2004
(To Prospectus dated June 5, 2003)

$

% Notes due 2014

      The notes have the following terms:

•	Interest on the notes will be payable semi-annually on June 15 and December 15, beginning on December 15, 2004.

•	The notes mature June 15, 2014 and are redeemable in whole or in part at any time. The redemption price will equal the outstanding principal of the notes being redeemed, plus accrued interest and the make-whole amount that is discussed on page S-15.

•	There is no sinking fund.

•	The notes are our senior unsecured obligations and will rank equally with all of our other existing and future unsecured senior indebtedness.

•	The notes will not be listed on any securities exchange or automated quotation system.

       Investing in the notes involves risks. See “Risk Factors” beginning on page S-5 of this prospectus supplement.

	Per Note	Total

Price to the public	%	$
Underwriting discount	%	$
Proceeds to Commercial Net Lease Realty, Inc.	%	$

      The price of the notes will also include accrued interest, if any, from June      , 2004.

      This offering is being underwritten by the underwriters on a firm commitment basis, which means that the underwriters must purchase all of the notes if any are purchased. The underwriters’ purchase of the notes is subject to a number of conditions. The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company on or about June      , 2004.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

CREDIT SUISSE FIRST BOSTON	WACHOVIA SECURITIES

CITIGROUP

JPMORGAN

SUNTRUST ROBINSON HUMPHREY

WELLS FARGO BROKERAGE SERVICES, LLC

BB&T CAPITAL MARKETS

COMERICA SECURITIES

PNC CAPITAL MARKETS, INC.

You should rely only on information contained in this prospectus supplement and the accompanying prospectus. If any information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on the prospectus. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. We and the underwriters are offering to sell, and seeking offers to buy, notes only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement and the accompanying prospectus, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of the notes. The information in this prospectus supplement and the accompanying prospectus is current as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since such dates.

TABLE OF CONTENTS

Prospectus Supplement

SUMMARY

      The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. In this prospectus supplement, the words “we,” “our,” “ours” and “us” refer to Commercial Net Lease Realty, Inc. and its subsidiaries and joint ventures, unless the context indicates otherwise. The following summary contains basic information about the offering.

The Company

      We are a fully integrated, self-administered equity real estate investment trust (REIT) formed in 1984 that acquires, owns, invests in, manages and directly or indirectly develops a diversified portfolio of high quality, single-tenant buildings, which include retail, office or industrial properties that are generally leased to established tenants under full-credit, long-term commercial net leases.

      Our acquisition strategy focuses on properties that are well-located for their intended uses, taking into account market factors (including trade area demographics, employment base and transportation hubs) and property/site characteristics (including access and visibility, traffic counts, customer linkages and intermodal connectivity). These properties attract a wide array of established tenants, such as Barnes & Noble, Best Buy, Eckerd, OfficeMax, Wal-Mart and the United States of America. We believe that single-tenant net-leased properties offer attractive opportunities for stable current returns and potential capital appreciation. In addition, we believe that the location and design of single-tenant properties provide flexibility in use and an increased likelihood of advantageous re-lease terms upon expiration or early termination of the related leases.

      We generally acquire properties that are newly constructed or re-developed as of the time of acquisition. In addition, we generally acquire properties that are subject to a lease in order to avoid the risks of not finding a tenant on a timely basis and to provide an immediate revenue stream. Our leases typically provide that the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation, including utilities, property taxes and insurance, and generally also provide that the tenant is responsible for roof and structural repairs. These leases typically do not limit our recourse against the tenant and any guarantor in the event of a default and for this reason are considered “full-credit” leases. Our properties are leased on a long-term basis, generally 10 to 20 years, with renewal options for an additional 10 to 20 years.

      As of March 31, 2004, we owned (or, in certain limited cases, ground leased) 348 properties held for investment, located in 39 states. On that date, approximately 97% of the gross leasable area of our property portfolio was leased.

      Our address and phone number are:

Commercial Net Lease Realty, Inc. 450 S. Orange Avenue Suite 900 Orlando, Florida 32801 (407) 265-7348

The Notes

      The following is a brief summary of certain terms of the notes. For a more complete description of the terms of the notes, see “Description of Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus.

Aggregate Principal Amount	$ .

Maturity	The notes will mature June , 2014, unless previously redeemed.

Interest Rate and Payment Dates	The notes will bear interest at a rate of % per annum. Interest will be paid semi-annually on June 15 and December 15, beginning on December 15, 2004.

Ranking	The notes are our senior obligations. They are not secured by any of our property or assets, and as a result, you will be one of our unsecured creditors. The notes are not obligations of any of our subsidiaries and will rank equally with our other unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to our mortgages, other secured indebtedness and to all indebtedness and other liabilities of our subsidiaries. As of March 31, 2004, we had outstanding $333 million of senior unsecured indebtedness and $165 million of mortgages. None of our subsidiaries has any outstanding unsecured indebtedness.

Use of Proceeds	We will use the net proceeds from the sale of the notes to repay borrowings under our credit facility that we will (i) incur to repay the outstanding principal amount of $100 million on our 8.125% Notes due June 2004, which mature on June 15, 2004, and (ii) for general corporate purposes. See “Use of Proceeds.”

Optional Redemption	We may redeem some or all of the notes at any time at the redemption prices, including any “Make-Whole Amounts,” described under “Description of Notes — Optional Redemption,” plus any interest that is due and unpaid on the date we redeem the notes. The notes will not have the benefit of a sinking fund.

Certain Covenants	We will issue the notes under an indenture with Wachovia Bank, National Association, as successor trustee. The indenture will, among other things, restrict our ability, and the ability of our subsidiaries, to:

• incur debt without meeting certain financial tests;

• secure debt with our assets and the assets of our subsidiaries; and

• sell certain assets or merge with other companies.

For more details, see the section “Description of Notes — Certain Covenants.”

RISK FACTORS

      In addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, you should carefully review the following considerations in determining whether to purchase the notes.

Risks Relating to This Offering

A credit rating of the notes is not a recommendation to buy or hold the notes and may be lowered or withdrawn at any time.

      Our senior unsecured notes have been rated “Baa3” by Moody’s Investors Service, Inc., “BBB-” by Standard & Poor’s, and “BBB-” by Fitch. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. No person is obligated to maintain any rating on the notes, and, accordingly, we cannot assure you that the ratings assigned to the notes will not be lowered or withdrawn by the assigning rating organization at any time hereafter.

There is no established trading market for the notes.

      The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any securities exchange or for quotation on any automated quotation system. The underwriters may from time to time purchase and sell notes in the secondary market or make a market in the notes, but they have no obligation to do so and may discontinue doing so at any time without notice. We cannot assure the development of any market, or the liquidity of any market that may develop, for the notes. The liquidity of any market for the notes will depend upon a number of factors, including:

•	the number of holders of the notes;

•	our performance;

•	the market for similar securities;

•	the interest of securities dealers in making a market for the notes; and

•	prevailing interest rates.

We may incur additional debt and may not be able to repay our obligations.

      While our organizational documents do not limit the level or amount of debt that we may incur, it is our current policy to maintain a ratio of total indebtedness to total assets (before accumulated depreciation) of not more than 50%. However, this policy is subject to reevaluation and modification by the board of directors without the approval of our security holders. If the board of directors modifies this policy to permit a higher degree of leverage and we incur additional indebtedness, debt service requirements would increase accordingly. Such an increase could adversely affect our financial condition and results of operations, as well as our ability to refinance our existing debt in the future. In addition, increased leverage could increase the risk that we may default on our debt obligations.

      We are subject to the risks associated with debt financing. These risks include our possible inability to generate cash through our operating activities sufficient to meet our required payments of principal and interest and that rising interest rates may cause the rate on our variable rate indebtedness to rise. In addition, we may not be able to repay or refinance existing indebtedness, which generally will not have been fully amortized at maturity, on favorable terms. In the event that we are unable to refinance our indebtedness on acceptable terms, we may be forced to resort to alternatives that may adversely affect our ability to generate cash to pay our debt service obligations, such as disposing of properties on disadvantageous terms (which may also result in losses) and accepting financing on unfavorable terms.

Effective subordination of notes may reduce amounts available for payment of the notes.

      The notes are not obligations of any of our subsidiaries or secured by any of our property or assets and will rank equally with our other unsecured and unsubordinated indebtedness. The holders of secured debt may foreclose on our assets securing such debt, reducing the cash flow from the foreclosed property available for payment of unsecured debt. The holders of secured debt also would have priority over unsecured creditors in the event of our liquidation. The notes will be effectively subordinated to all indebtedness and other liabilities of our subsidiaries. As of March 31, 2004, we had outstanding $333 million of senior unsecured indebtedness and $165 million of secured indebtedness, which was secured by 59 of our properties with a book value of $307 million. None of our subsidiaries has any outstanding unsecured indebtedness.

Risks Relating to Our Business

Loss of revenues from major tenants would reduce our cash flow.

      The United States of America (“USA”) accounted for approximately 16.5% of the annualized base rental income from our properties, or base rent, as of March 31, 2004. Our next five largest tenants — Eckerd, Best Buy, OfficeMax, Barnes & Noble and The Sports Authority — accounted for an aggregate of approximately 28.3% of our base rent, as of March 31, 2004. The default, financial distress or bankruptcy of one or more of these tenants could cause additional vacancies among our properties. Vacancies reduce our revenues until we are able to re-lease the affected properties and could decrease the ultimate sale value of each such vacant property. Upon the expiration of the leases that are currently in place, we may not be able to re-lease a vacant property at a comparable lease rate or without incurring additional expenditures in connection with such re-leasing.

Vacant properties or bankrupt tenants could adversely affect our cash flow.

      As of March 31, 2004, we owned 11 vacant, unleased properties, which account for 3.3% of the total gross leasable area of our portfolio. We are actively marketing these properties for sale or re-lease but may not be able to sell or re-lease these properties on favorable terms or at all. Additionally, five properties, representing 1.6% of the total gross leasable area of our portfolio, are leased to three tenants that have each filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. As a result, each of the tenants has the right to reject or affirm its leases with us, which if rejected could increase our vacancy rate. The lost revenues and increased property expenses resulting from the rejection by any bankrupt tenant of any of their respective leases with us could have a material adverse affect on our liquidity and the amount of cash flow available to service the notes if we are unable to re-lease the properties at comparable rental rates and in a timely manner.

Risks associated with our acquisition of two office buildings in Arlington, Virginia.

      Risks related to the acquisition of property from a bankrupt estate. In August 2003, we acquired two office buildings originally owned and occupied by MCI WorldCom, Inc. located in an area in Arlington, Virginia, known as Pentagon City for a purchase price of $142.8 million. In addition to this purchase price, we are committed to fund additional amounts for building and tenant improvements, currently estimated to be $27.2 million ($16.4 million of which had been funded as of March 31, 2004) and other costs related to the lease. Because MCI WorldCom is in bankruptcy, the properties were sold by order of the U.S. Bankruptcy Court in the Southern District of New York for the benefit of the creditors of WorldCom, Inc.

      The purchase contract for these properties from bankruptcy did not contain many of the representations and warranties regarding the properties that are customarily obtained from private sellers, and we acquired the properties on an “as-is, where-is” basis from a bankrupt seller. As a result, we may have no recourse if there are pre-existing problems or conditions at the properties.

      Risks related to a U.S. Government lease. The Pentagon City buildings are leased in their entirety to the USA, initially to be used by the Transportation Security Administration (“TSA”), a federal agency. U.S. Government leases differ in many respects from leases with other commercial tenants and differ from the leases we have with other tenants, particularly tenants in our retail properties. For example, among other things, the lease with the USA for the Pentagon City properties provides that:

•	We cannot provide for acceleration of the government’s payment obligations under the lease even if the government does not make a payment when due or otherwise defaults under the lease;

•	We are required to maintain and repair the buildings in accordance with specific standards and criteria set forth in the lease;

•	In performing our maintenance and other obligations under the lease, we must comply with various federal statutes pertaining to government contracts;

•	The lease requires us to comply with certain statutes relating to, among other things, gratuities to government officials and contingent fees and kickbacks, equal opportunity, use of small businesses, a drug-free workplace, small disadvantaged business concerns and women-owned small businesses, and affirmative action for special disabled and Vietnam-era veterans and handicapped workers. If we fail to comply with such standards, the government may be entitled to terminate the lease or to seek offset against the lease payments;

•	In the event we fail to perform our obligations under the lease, the government may be entitled to offset from the lease payments the costs incurred by the government in performing such obligations or deduct from lease payments the value of the services not being performed; and

•	The government may substitute as a tenant any federal government agency or agencies at any time.

      We are required to pay a base amount of real estate taxes on the property each year. In addition, under the lease, we are required to perform certain building and tenant improvements, the cost of which may exceed our estimates. Also, we are required to pay for insurance. The presence of a U.S. Government tenant may increase insurance premiums in the future or may result in increased security costs.

      Unlike tenants under some of our other leases, the government is only required to pay increases in operating expenses in excess of a base year amount up to the amount of the annual increases in the consumer price index (“CPI”) cap and we will be responsible for increases in operating expenses above the amount of the CPI increase.

      The lease for the entire property expires in ten years, which will increase the risk of re-leasing and could result in substantial costs to re-configure the buildings for a new tenant or tenants.

The loss of certain members of our management team could adversely affect our business.

      We depend upon the services of Craig Macnab, as chief executive officer and president, and of James M. Seneff, Jr., as chairman of the board of directors. Loss of the services of either of Mr. Macnab or Mr. Seneff could have a material adverse effect on our business and financial condition.

There are a number of risks inherent in owning real estate.

      Factors beyond our control affect our performance and value. Changes in national, regional and local economic and market conditions may affect our economic performance and the value of our real estate assets. Local real estate market conditions may include excess supply and intense competition for tenants, including competition based on:

•	rental rates,

•	attractiveness and location of the property, and

•	quality of maintenance, insurance and management services.

      In addition, other factors may adversely affect the performance and value of our properties, including changes in laws and governmental regulations, including those governing:

•	usage,

•	zoning and taxes,

•	changes in interest rates, and

•	the availability of financing.

      Illiquidity of real estate investments. Because real estate investments are relatively illiquid, our ability to adjust our portfolio promptly in response to economic or other conditions is limited. Certain significant expenditures generally do not change in response to economic or other conditions, including:

•	debt service (if any),

•	real estate taxes, and

•	operating and maintenance costs.

      This combination of variable revenue and relatively fixed expenditures may result, under certain market conditions, in reduced income from investment. Such reduction in investment income could have an adverse effect on our financial condition and cash flow available to service the notes.

      Environmental matters. Investments in real property create a potential for environmental liability on the part of the owner of such property from the presence or discharge of hazardous substances on the property. It is our policy, as a part of our acquisition due diligence process, to obtain a Phase I environmental site assessment for each property and where warranted, a Phase II environmental site assessment; however, not all properties have been subjected to these site assessments. Phase I assessments involve site reconnaissance and review of regulatory files identifying potential areas of concern, whereas Phase II assessments involve some degree of soil and/or groundwater testing. We may acquire a property whose environmental site assessment indicates that a problem or potential problem exists, subject to a determination of the level of risk and potential cost of remediation. In such cases, we require the seller and/or tenant to (i) remediate the problem prior to our acquiring the property, (ii) indemnify us for environmental liabilities or (iii) agree to other arrangements deemed appropriate by us to address environmental conditions at the property. We have 18 properties currently under some level of environmental remediation. The seller or the tenant is contractually responsible for the cost of the environmental remediation for some of these properties. However, we cannot be certain that we will not be required to undertake or pay for removal or remediation of any contamination of properties currently or previously owned by us or that the costs of such removal or remediation would not be material. If we incur any such material costs, our cash flow available to service the notes could be reduced.

We may not be able to successfully implement our selective acquisition strategy or fully realize the anticipated benefits of our renovations and development projects, which could reduce cash flow.

      We cannot assure that we will be able to implement our investment strategies successfully. Additionally, we cannot assure that our property portfolio will expand at all, or if it will expand at any specified rate or to any specified size. In addition, investment in additional real estate assets is subject to a number of risks. Because we expect to invest in markets other than the ones in which our current properties are located, we will also be subject to the risks associated with investment in new markets that may be relatively unfamiliar to our management.

      To the extent that we engage in development activities, we will be subject to the risks normally associated with such activities. Such risks include, without limitation, risks relating to the availability and timely receipt of zoning and other regulatory approvals, the cost and timely completion of construction (including risks from factors beyond our control, such as weather or labor conditions or material shortages) and the ability to obtain both construction and permanent financing on favorable terms. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken or provide a tenant the opportunity to terminate a lease. Any of these situations could have an adverse effect on our financial condition and cash flow available to service the notes.

The ownership and management of office and industrial properties may involve unanticipated difficulties that differ from those in the retail real estate market.

      Our property portfolio consists primarily of retail properties, which are leased under full-credit, long-term commercial net leases. As a result of our acquisition of two Class A office properties in August 2003 and our current business strategy to acquire industrial properties in the future, we are subject to the risks associated with investment in new property types, which may be relatively unfamiliar to our management. These risks could result in substantial unanticipated difficulties, delays or expenses involved in owning and managing office or industrial properties, which could have an adverse effect on our financial condition and cash flow available to service the notes.

Uninsured loss may adversely affect our ability to pay the notes.

      We carry comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to our properties with policy specifications and insured limits customarily carried for similar properties. We believe that the insurance carried on our properties is adequate in accordance with industry standards. There are, however, types of losses (such as from hurricanes, wars or earthquakes) which may be uninsurable, or the cost of insuring against such losses may not be economically justifiable. If an uninsured loss occurs, we could lose both the invested capital in and anticipated revenues from the property, and we would still be obligated to repay any recourse mortgage debt on the property. In that event, our cash flow available to pay the notes could be reduced.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war may affect the markets in which we operate, our financial condition, results of operations and our ability to service the notes.

      Terrorist attacks may negatively affect our operations. There can be no assurance that there will not be further terrorist attacks against the United States or United States businesses. These attacks may directly impact our physical facilities or the businesses of our tenants.

      Also, as a result of terrorism, the United States has entered into armed conflict, which could have a further impact on our tenants. The consequences of armed conflict are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business.

      More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economies. They also could result in, or cause a deepening of, economic recession in the United States or abroad. Any of these occurrences could have a significant adverse impact on our financial condition, results of operations and our ability to service the notes.

We recently entered into a mezzanine loan, which poses different investment risks than our investments in single-tenant net leased real property.

      We recently entered into a mezzanine loan agreement with four limited liability companies providing for the loan by us of up to $45.2 million to the borrowers. The borrowers are not affiliated with us. The mezzanine loan is a different type of investment than our investments in single-tenant net leased real property. Our mezzanine loan is subordinated to senior loans secured by first mortgages and therefore has an increased risk of loss. Subordinated positions are subject to special risk, including a greater risk of loss of principal and non-payment of interest, than more senior loans and tend to be more sensitive to changes in economic conditions than more senior loans. As a result of these and other factors, our investment in the mezzanine loan may not provide us with the same liquidity of investment that our net-leased portfolio has. Our mezzanine loan is not secured by a mortgage on real estate, but rather by the borrowers’ pledge of membership interests in certain subsidiaries of the borrowers that own the underlying real estate. In the event of a default on a senior loan, we may elect to make payments if we have the right and the additional funds to do so to prevent foreclosure on a senior loan. In the event of foreclosure, we will be entitled to share in foreclosure proceeds only after satisfaction of the amounts due to the senior lenders, which may result in our being unable to recover any amount of our investment, including any additional funds advanced prior to foreclosure. Any such actions could reduce our cash flow available to service the notes.

Our failure to qualify as a real estate investment trust for federal income tax purposes could result in significant tax liability and adversely affect our ability to service the notes.

      We intend to operate in a manner that will allow us to continue to qualify as a real estate investment trust. We believe that we have been organized as, and our past and present operations qualify us as, a real estate investment trust. However, the IRS could successfully assert that we are not qualified as such. In addition, we may not remain qualified as a real estate investment trust in the future. This is because qualification as a real estate investment trust involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations and involves the determination of various factual matters and circumstances not entirely within our control.

      If we fail to qualify as a real estate investment trust, we will not be allowed a deduction for dividends to shareholders in computing taxable income and would become subject to federal income tax at regular corporate rates. In this event, we could be subject to potentially significant tax liabilities, and the amount of cash available to service the notes would be significantly reduced. Unless entitled to relief under certain statutory provisions, we would also be disqualified from treatment as a real estate investment trust for the four taxable years following the year during which we lost our qualification.

FORWARD-LOOKING STATEMENTS

      Statements contained in this prospectus supplement and the accompanying prospectus, including the documents that are incorporated by reference, that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Also, when we use any of the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” or similar expressions, we are making forward-looking statements. Forward-looking statements in this prospectus supplement include statements regarding the security of our rental income and our leases, possible property acquisitions and dispositions, our access to capital, expansion of our portfolio, our ability to pay distributions, policies and plans regarding investments, our tax status as a real estate investment trust and the ability of our properties to compete effectively. In part, we have based these forward-looking statements on possible or assumed future results of our operations. These are forward-looking statements and not guaranteed. They are based on our present intentions and on our present expectations and assumptions. These statements, intentions, expectations and assumptions involve risks and uncertainties, some of which are beyond our control, that could cause actual results or events to differ materially from those we anticipate or project, such as:

•	the ability of our tenants to make payments under their respective leases;

•	our ability to re-lease properties that are currently vacant or that become vacant;

•	changes in general economic conditions;

•	the loss of certain members of our management team;

•	our ability to be in compliance with certain debt covenants;

•	changes in real estate market conditions;

•	our ability to integrate acquired properties and operations into existing operations;

•	continued availability of proceeds from our debt or equity capital;

•	the availability of other debt and equity financing alternatives;

•	market conditions affecting our equity capital;

•	changes in interest rates under our current credit facilities and under any additional variable rate debt arrangements that we may enter into in the future;

•	our ability to refinance amounts outstanding under our credit facilities at maturity on terms favorable to us;

•	our ability to locate suitable tenants for our properties; and

•	our ability to qualify as a real estate investment trust for federal income tax purposes.

      Prospective purchasers should not place undue reliance on these forward-looking statements, as events described or implied in such statements may not occur. We undertake no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise.

USE OF PROCEEDS

      We estimate that the net proceeds from this offering will be approximately $           million, after deducting the underwriting discount and other estimated expenses of this offering. We intend to use the net proceeds to repay borrowings under our credit facility that we will (i) incur to repay the principal amount of $100 million on our 8.125% Notes due June 2004, which mature on June 15, 2004, and (ii) for general corporate purposes. As of June      , 2004, we had approximately $           million outstanding under the credit facility. Borrowings under the credit facility accrued interest at a rate of 2.3%, as of March 31, 2004. The credit facility expires on May 9, 2006. Bank affiliates of Wachovia Securities and several of the other underwriters are lenders under our credit facility.

RATIO OF EARNINGS TO FIXED CHARGES

      Our consolidated ratio of earnings to fixed charges for the three months ended March 31, 2004 was 3.05x and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 was 2.82x, 2.79x, 2.08x, 2.33x, and 2.44x, respectively. For the purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income (loss) before taxes and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, and the amortization of debt expense and discount or premium relating to any indebtedness, whether expensed or capitalized.

CAPITALIZATION

      The following table sets forth our historical capitalization as of March 31, 2004 and the capitalization as of that date as adjusted to reflect the sale of the notes offered hereby and the application of the estimated net proceeds of $           million as described in “Use of Proceeds.” The information set forth in the following table should be read in conjunction with our Consolidated Financial Statements (including the notes thereto) incorporated by reference herein and in the accompanying prospectus.

	March 31, 2004
	(Unaudited)

	Historical	As Adjusted

	(Dollars in Thousands)
Debt:
Credit facility	$43,200	$
Mortgages payable	165,052		165,052
Term note	20,000		20,000
Notes offered hereby	—
Notes due 2012.	50,000		50,000
Notes due 2010.	20,000		20,000
Notes due 2008.	100,000		100,000
Notes due 2004.	100,000		—

Total debt	$498,252	$

Minority Interest	$281		$281
Shareholders’ Equity:
Preferred stock, $0.01 par value, authorized 15,000,000 shares;
Series A Preferred Stock 1,781,645 shares issued and outstanding	$44,541		$44,541
Series B Convertible Preferred Stock, 10,000 shares issued and outstanding	25,000		25,000
Common stock, $0.01 par value, authorized 90,000,000 shares; issued and outstanding 51,361,613	513		513
Excess stock, $0.01 par value, authorized 105,000,000 shares; none issued and outstanding	—		—
Capital in excess of par value	714,665		714,665
Accumulated dividends in excess of net earnings	(29,295)		(29,295)
Other comprehensive loss	(2,228)		(2,228)
Deferred compensation	(2,527)		(2,527)

Total stockholder’s equity	$750,669		$750,669

Total capitalization	$1,249,202	$

DESCRIPTION OF NOTES

      The following description of the particular terms of the notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus under “Description of Debt Securities,” to which reference is hereby made.

General

      The notes constitute a separate series of Debt Securities (which are more fully described in the accompanying prospectus) to be issued under an Indenture, dated as of March 25, 1998 (the “Original Indenture”), as supplemented by Supplemental Indenture No. 5 dated as of June      , 2004 (the “Supplemental Indenture” and together with the Original Indenture, the “Indenture”), between us and Wachovia Bank, National Association, as successor trustee (the “Trustee”). The form of the Indenture has been filed as an exhibit to the Registration Statement of which this prospectus supplement is a part and is available for inspection at our offices. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the “TIA”). The statements made hereunder relating to the Indenture and the notes to be issued thereunder are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and the notes. You should carefully read the Indenture and the notes as they, and not this prospectus supplement and accompanying prospectus, govern your rights as a noteholder. All capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

      The notes will initially be limited to an aggregate principal amount of $               . We may re-open this series of the notes in the future to issue additional identical notes. The notes will be direct, senior unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The notes will be effectively subordinated to our mortgages and other secured indebtedness and to the indebtedness and other liabilities of our subsidiaries. Accordingly, such indebtedness must be satisfied in full before holders of the notes will be able to realize any value from encumbered or indirectly-held properties.

      As of March 31, 2004, on a pro forma basis after giving effect to the offering and the application of the proceeds therefrom, we would have had approximately $           million of indebtedness, of which approximately $165 million would have been secured by 59 of our properties with a book value of $307 million. We may incur additional indebtedness, including secured indebtedness, subject to the provisions described below under “— Certain Covenants — Limitations on Incurrence of Indebtedness.”

      The notes will only be issued in fully registered form in denominations of $1,000 and integral multiples thereof.

Principal and Interest

      The notes will bear interest at           % per annum and will mature on June      , 2014. The notes will bear interest from June      , 2004 or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid, payable semi-annually in arrears on June 15 and December 15 of each year, commencing December 15, 2004 (each, an “Interest Payment Date”), to the persons in whose name the applicable notes are registered in the Security Register on the preceding June 1 or December 1 (whether or not a Business Day, as defined below), as the case may be (each, a “Regular Record Date”). Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

      If any Interest Payment Date or Stated Maturity falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or Stated Maturity, as the case may be. “Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banks in the City of New York or in the City of Charlotte are authorized or required by law, regulation or executive order to close.

      The principal of and interest on the notes will be payable at the corporate trust office of the agent of the Trustee (the “Paying Agent”) in the City of Charlotte, North Carolina, initially located at 1525 West W.T. Harris

Boulevard, provided that, at our option, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the United States.

Optional Redemption

      We may redeem the notes at any time at our option, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the notes being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount, if any, with respect to such notes (the “Redemption Price”).

      If notice has been given as provided in the Indenture and funds for the redemption of any notes called for redemption shall have been made available on the redemption date referred to in such notice, such notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of the notes will be to receive payment of the Redemption Price.

      Notice of any optional redemption of any notes will be given to Holders at their addresses, as shown in the Security Register, not less than 30 days nor more than 60 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the notes held by such Holder to be redeemed.

      If we redeem less than all the notes, we will notify the Trustee at least 45 days prior to the giving of the redemption notice (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of notes to be redeemed and their redemption date. The Trustee shall select, in such manner as it shall deem fair and appropriate, notes to be redeemed in whole or in part. Notes may be redeemed in part in the minimum authorized denomination for notes or in any integral multiple thereof.

      “Make-Whole Amount” means, in connection with any optional redemption or accelerated payment of any note, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the notes being redeemed or paid.

      “Reinvestment Rate” means                percent (        percent) plus the arithmetic mean of the yields under the respective headings “This Week” and “Last Week” published in the Statistical Release under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For such purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

      “Statistical Release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination of the Make-Whole Amount, then such other reasonably comparable index as we shall designate.

Certain Covenants

      Limitations on Incurrence of Indebtedness. We will not, and will not permit any Subsidiary to, incur any Indebtedness (as defined below) if, immediately after giving effect to the incurrence of such additional Indebtedness and the application of the proceeds thereof, the aggregate principal amount of all of our outstanding

Indebtedness and our Subsidiaries (determined on a consolidated basis in accordance with GAAP) is greater than 60 percent of the sum of (without duplication) (i) our Total Assets (as defined below) and those of our Subsidiaries, as of the end of the calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Indebtedness and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by us or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Indebtedness.

      In addition to the foregoing limitation on the incurrence of Indebtedness, we will not, and will not permit any Subsidiary to, incur any Indebtedness secured by any Encumbrance (as defined below) upon any of our properties or any Subsidiary if, immediately after giving effect to the incurrence of such additional Indebtedness and the application of the proceeds thereof, the aggregate principal amount of all of our outstanding Indebtedness and our Subsidiaries (determined on a consolidated basis in accordance with GAAP) which is secured by any Encumbrance on our properties or any Subsidiary is greater than 40 percent of the sum of (without duplication) (i) our Total Assets, and those of our Subsidiaries, as of the end of the calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Indebtedness and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by us or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Indebtedness.

      We and our Subsidiaries will not at any time own Total Unencumbered Assets (as defined below) equal to less than 150% of the aggregate outstanding principal amount of Unsecured Indebtedness (as defined below) on a consolidated basis.

      In addition to the foregoing limitations on the incurrence of Indebtedness, we will not, and will not permit any Subsidiary to, incur any Indebtedness if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Debt Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Indebtedness is to be incurred shall have been less than 1.5:1 on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Indebtedness and any other Indebtedness incurred by us and our Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Indebtedness, had occurred at the beginning of such period; (ii) the repayment or retirement of any other Indebtedness by us and our Subsidiaries since the first day of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such period); (iii) in the case of Acquired Indebtedness (as defined below) or Indebtedness incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and (iv) in the case of any acquisition or disposition by us or our Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Indebtedness had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

      Provision of Financial Information. Whether or not we are subject to Section 13 or 15(d) of the Exchange Act, we will, within 15 days after each of the respective dates by which we would have been required to file annual reports, quarterly reports and other documents with the SEC if we were so subject, (1) transmit by mail to all Holders, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports, quarterly reports and other documents which we would have been required to file with the SEC pursuant to Section 13 or l5 (d) of the Exchange Act, if we were subject to such Sections, and (2) file with the Trustee copies of the annual reports, quarterly reports and other documents which we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act, if we were subject to such Sections, and (3) promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder.

      Waiver of Certain Covenants. We may omit to comply with any term, provision or condition of the foregoing covenants, and with any other term, provision or condition with respect to the notes, as the case may be (except any such term, provision or condition which could not be amended without the consent of all Holders of notes), if before or after the time for such compliance the Holders of at least a majority in principal amount of all of the outstanding notes, as the case may be, by act of such Holders, either waive such compliance in such instance or generally waive compliance with such covenant or condition. Except to the extent so expressly waived, and until such waiver shall become effective, our obligations and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

      As used herein, and in the Indenture:

      “Acquired Indebtedness” means Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

      “Annual Debt Service Charge” for any period means the aggregate interest expense for such period in respect of, and the amortization during such period of any original issue discount of, Indebtedness of us and our Subsidiaries and the amount of dividends which are payable during such period in respect of any Disqualified Stock.

      “Capital Stock” means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

      “Consolidated Income Available for Debt Service” for any period means Earnings from Operations (as defined below) of ours and our Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication): (i) interest on Indebtedness of us and our Subsidiaries, (ii) provision for taxes of us and our Subsidiaries based on income, (iii) amortization of debt discount, (iv) provisions for gains and losses on properties and property depreciation and amortization, (v) the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period and (vi) amortization of deferred charges.

      “Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock), (ii) is convertible into or exchangeable or exercisable for Indebtedness or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for Capital Stock which is not Disqualified Stock or the redemption price of which may, at the option of such Person, be paid in Capital Stock which is not Disqualified Stock), in each case on or prior to the Stated Maturity of the notes.

      “Earnings from Operations” for any period means net earnings excluding gains and losses on sales of investments, extraordinary items and property valuation losses, net as reflected in the financial statements of us and our Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

      “Encumbrance” means any mortgage, lien, charge, pledge or security interest of any kind.

      “GAAP” means generally accepted accounting principles as used in the United States applied on a consistent basis as in effect from time to time; provided that solely for purposes of any calculation required by the financial covenants contained in the Indenture, “GAAP” shall mean generally accepted accounting principles as used in the United States on the date of the Indenture, applied on a consistent basis.

      “Indebtedness” of us or our Subsidiaries means any indebtedness of us or our Subsidiaries, whether or not contingent, in respect of (i) borrowed money or evidenced by bonds, notes, debentures or similar instruments whether or not such indebtedness is secured by any Encumbrance existing on property owned by us or any Subsidiary of ours, (ii) indebtedness for borrowed money of a Person other than us or our Subsidiaries which is secured by any Encumbrance existing on property owned by us or our Subsidiaries, to the extent of the lesser of (x) the amount of indebtedness so secured and (y) the fair market value (as determined in good faith by our Board of Directors) of the property subject to such Encumbrance, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (iv) the principal amount of all obligations of us or our Subsidiaries with respect to redemption, repayment or other repurchase of any Disqualified Stock, or (v) any lease of property by us or any Subsidiary as lessee which is reflected on our consolidated balance sheet as a capitalized lease in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation by us or our Subsidiaries to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Indebtedness of another Person (other than us or our Subsidiaries) (it being understood that Indebtedness shall be deemed to be incurred by us or our Subsidiaries whenever we or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

      “Subsidiary” means, with respect to any Person, any corporation or other entity of which a majority of (i) the voting power of the voting equity securities or (ii) the outstanding equity interests of which are owned, directly or indirectly, by such Person. For the purposes of this definition, “voting equity securities” means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

      “Total Assets” as of any date means the sum of (i) the Undepreciated Real Estate Assets and (ii) all other assets of us and our Subsidiaries determined on a consolidated basis in accordance with GAAP (but excluding accounts receivable and intangibles).

      “Total Unencumbered Assets” means the sum of (i) those Undepreciated Real Estate Assets not subject to an Encumbrance for borrowed money and (ii) all other assets of us and our Subsidiaries not subject to an Encumbrance for borrowed money determined on a consolidated basis in accordance with GAAP (but excluding accounts receivable and intangibles).

      “Undepreciated Real Estate Assets” as of any date means the cost (original cost plus capital improvements) of real estate assets of us and our Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP.

      “Unsecured Indebtedness” means Indebtedness which is not secured by any Encumbrance upon any of our properties or those of any Subsidiary.

      See “Description of Debt Securities — Certain Covenants” in the accompanying prospectus for a description of additional covenants applicable to us.

Events of Default

      The Indenture provides that the following events are “Events of Default” with respect to the notes:

•	default in the payment of any interest on any notes when such interest becomes due and payable that continues for a period of 30 days;

•	default in the payment of the principal of (or Make-Whole Amount, if any, on) any notes when due and payable;

•	our default in the performance, or breach, of any other covenant or warranty in the Indenture with respect to the notes and continuance of such default or breach for a period of 60 days after written notice as provided in the Indenture;

•	default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us (or by any Subsidiary, the repayment of which we have guaranteed or for which we are directly responsible or liable as obligor or guarantor), having an aggregate principal amount outstanding of at least $10,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 10 days after written notice to us as provided in the Indenture;

•	the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against us or any Subsidiary in an aggregate amount (excluding amounts covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days; and

•	certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of us or any Significant Subsidiary. The Term “Significant Subsidiary” has the meaning ascribed to such term in Regulation S-X promulgated under the Securities Act.

      If an Event of Default specified in the last bullet point above, relating to us or any Significant Subsidiary occurs, the principal amount of and the Make-Whole Amount on all outstanding notes shall become due and payable without any declaration or other act on the part of the Trustee or of the Holders.

Discharge, Defeasance and Covenant Defeasance

      The provisions of Article XIV of the Indenture relating to defeasance and covenant defeasance, which are described under “Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance” in the accompanying prospectus, will apply to the notes. Each of the covenants described under “— Certain Covenants” in this prospectus supplement and “Description of Debt Securities — Certain Covenants” in the accompanying prospectus will be subject to covenant defeasance.

The Trustee

      Wachovia Bank, National Association is the trustee under the Indenture and is the lead lender under our credit facility. One of its affiliates is the underwriter for this offering. Certain of its other affiliates have engaged and in the future may engage in joint investments, investment banking transactions and in general financing and commercial banking transactions with, and the provision of services to, us and our affiliates in the ordinary course of business.

Book-Entry System

      The notes will be issued in the form of one or more fully registered global securities (“Global Securities”) that will be deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of DTC’s nominee, Cede & Co. Except under the circumstance described below, the notes will not be issuable in definitive form. Unless and until it is exchanged in whole or in part for the individual notes represented thereby, a Global Security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor depository or any nominee of such successor.

      DTC has advised us of the following information regarding DTC: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New

York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Participants”) deposit with DTC. DTC also facilitates the settlement among its Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC (“Direct Participants”) include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC System is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant of DTC, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Participants are on file with the SEC.

      Purchases of Global Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the securities on DTC’s records. The ownership interest of each actual purchaser of each Global Security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Global Securities, except in the event that use of the book-entry system for the Global Securities is discontinued.

      To facilitate subsequent transfers, all Global Securities deposited by Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of Global Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Global Securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Global Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither DTC nor Cede & Co. will consent or vote with respect to the Global Securities. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Ominibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Global Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy). Principal and interest payments on the Global Securities will be made to Cede & Co., as nominee of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the Trustee, on payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. is our responsibility or the responsibility of the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

      DTC may discontinue providing its services as securities depository with respect to the Global Securities at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, definitive certificates are required to be printed and delivered.

      We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, definitive certificates will be printed and delivered. Notes so issued in definitive form will be issued as registered notes in denominations that are integral multiples of $1,000.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Same-Day Settlement and Payment

      All payments of principal and interest in respect of the notes will be made by us in immediately available funds.

      The notes will trade in DTC’s Same-Day Funds Settlement System until maturity or until the notes are issued in certificated form, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Governing Law

      The Indenture will be governed by and shall be construed in accordance with the laws of the State of New York.

No Personal Liability

      No past, present or future shareholder, employee, officer or director of ours or any successor thereof shall have any liability for any obligation, covenant or agreement of ours contained under the notes or the Indenture. Each Holder of notes by accepting such notes waives and releases all such liability. The waiver and release are part of the consideration for the issue of the notes.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

      Subject to the preliminary considerations set forth in the prospectus, the following is a general discussion of the material U.S. federal income tax considerations applicable to initial holders of the      % notes due 2014. Except as specifically provided below with respect to Non-U.S. Holders (as defined below), the discussion is limited to holders of notes that are U.S. Holders and who hold the notes as capital assets. For purposes of this discussion, a “U.S. Holder” means a holder of notes that for U.S. federal income tax purposes is (i) a citizen of the United States, (ii) a corporation or partnership (including an entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. persons have authority to control all substantial decisions of the trust. A “Non-U.S. Holder” means any beneficial owner of a note that is not a U.S. Holder.

      Interest on the Notes. A U.S. Holder of the notes generally will be required to report interest earned on the notes as ordinary income in accordance with such U.S. Holder’s method of tax accounting. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as “original issue discount” over the term of the instrument. The notes are not expected to be issued with original issue discount for U.S. federal income tax purposes.

      Disposition of the Notes. Upon the sale, exchange, redemption, retirement or other disposition of the notes, a U.S. Holder will generally recognize capital gain or loss equal to the difference (if any) between the amount realized (other than amounts attributable to accrued but unpaid stated interest which will be taxable as ordinary income) and such U.S. Holder’s tax basis in the note. The U.S. Holder’s tax basis for a note generally will be the purchase price for the note. Such gain or loss shall be treated as long-term capital gain or loss if the note was held for more than one year. Subject to limited exceptions, capital losses cannot be used to offset a U.S. Holder’s ordinary income.

      Backup Withholding. In general, a U.S. Holder may be subject to “backup withholding” at a rate of 28% through December 31, 2010, and thereafter at a rate of 31%, with respect to:

•	any payments of principal of and interest on the notes; and

•	payment of the proceeds of a sale or other disposition of the notes before maturity;

if the U.S. Holder is a non-corporate U.S. Holder and fails to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules.

      Any backup withholding is not an additional tax and may be credited against the U.S. Holder’s U.S. federal income tax liability, provided that correct information is provided to the IRS.

      Non-U.S. Holders. The rules governing the United States federal income taxation of Non-U.S. Holders are complex and no attempt will be made herein to provide more than a summary of such rules. Prospective Non-U.S. Holders should consult with their own tax advisors to determine the impact of federal, state and local laws with regard to the notes.

      A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on payments of interest on a note, provided that (i) the Non-U.S. Holder is not (A) a direct or indirect owner of 10% or more of the total voting power of all our voting stock, (B) a controlled foreign corporation related to us through stock ownership, or (C) a bank whose receipt of interest on a note is pursuant to a loan agreement entered into in the ordinary course of business; (ii) such interest payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States; and (iii) we or our paying agent receives certain information from the Non-U.S. Holder (or a financial institution that holds the notes in the ordinary course of its trade or business) certifying that such holder is a Non-U.S. Holder.

      If interest on a note is effectively connected with the conduct by a non-U.S. Holder of a trade or business in the U.S., such income generally will be subject to U.S. federal income tax on a net basis at the rates applicable to U.S. persons generally (and, if realized by corporate holders, may also be subject to a 30% branch profits tax). If interest is subject to U.S. federal income tax on a net basis in accordance with the rules described in the preceding sentence, payments of such interest or of the disposition proceeds will not be subject to U.S. withholding tax so long as the non-U.S. Holder provides us or the paying agent with an IRS Form W-8ECI.

      Generally a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax on gains from the sale or other disposition of a note unless:

•	such gains are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States and, if the non-U.S. Holder is entitled to the benefits under an applicable tax treaty, are attributable to a permanent establishment or a fixed base in the U.S.;

•	such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and meets certain other requirements; or

•	the Non-U.S. Holder is subject to backup withholding (as described in the prospectus and as further modified below) as a result of failing to provide to the selling broker evidence establishing such holder’s status as a Non-U.S. Holder, if required.

If gains from the sale or disposition of a note are effectively connected with a U.S. trade or business of a non-U.S. Holder, then such non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gains (and non-U.S. Holders that are corporations may also be subject to a 30% branch profits tax), unless an applicable income tax treaty provides otherwise. If such gains are realized by a non-U.S. Holder who is an individual present in the United States for 183 days or more in the taxable year, then such individual generally will be subject to U.S. federal income tax at a rate of 30% (or other rate specified in a relevant income tax treaty) on the amount by which capital gains from U.S. sources (including gains from the sale or other disposition of the notes) exceed capital losses allocable to U.S. sources. If a non-U.S. Holder is subject to backup withholding, the non-U.S. Holder generally will be subject to backup withholding in a manner similar to U.S. Holders.

Other Developments

      Treatment of Mezzanine Loans. Mezzanine loans that we originate generally will not be secured by a direct interest in real property, but by ownership interests in an entity owning real property. In Revenue Procedure 2003-65, the IRS established a safe harbor under which interest from loans secured by a first priority security interest in ownership interests in a partnership or limited liability company owning real property will be treated as qualifying income for both the 75% and 95% gross income tests, and such loans will be treated as “real estate assets” qualifying for purposes of the asset tests, provided several requirements are satisfied. If a mezzanine loan does not qualify for the Revenue Procedure 2003-65 safe harbor, the interest income from the loan will be qualifying income for purposes of the 95% gross income test, but may not be qualifying income for purposes of the 75% gross income test. In addition, if the mezzanine loan is not a real estate asset and does not qualify as “straight debt,” we will be subject to the 10% value test with respect to such loan. We believe that our mezzanine loans will generally either qualify for the Revenue Procedure 2003-65 safe harbor or will nevertheless be treated as “real estate assets” that generate qualifying income under both the 75% and 95% gross income tests and are qualifying assets for purposes of the asset tests.

      Tax Penalty for Failure to Satisfy Income Tests. The Tax Relief Extension Act of 1999 made certain changes to the Internal Revenue Code of 1986, as amended, which we refer to as the Code. As a result, if we fail to satisfy the 75% gross income test or the 95% gross income test (as described in the accompanying base prospectus under “Federal Income Tax Considerations — Taxation of Commercial Net Lease Realty, Inc. — Income Tests”), and nonetheless continue to qualify as a REIT because we meet certain other requirements, we will pay a 100% tax on the greater of (i) the amount by which 90% of our gross income (excluding gross income from prohibited transactions) exceeds our qualifying income under the 95% gross income test, or (ii) the amount by which 75% of our gross income (excluding gross income from prohibited transactions) exceeds our qualifying income under the 75% gross income test, multiplied by a fraction intended to reflect our profitability.

      Jobs and Growth Tax Relief Reconciliation Act of 2003. On May 28, 2003, the President signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. Under the Act, the maximum tax rate on the long-term capital gains of domestic non-corporate taxpayers is reduced to 15% for taxable years beginning on or before December 31, 2008. The Act also reduced the tax rate on “qualified dividend income” to the maximum capital gains rate. Because, as a REIT, we are not generally subject to tax on the portion of our REIT taxable income or capital gains distributed to our shareholders, our distributions are not generally eligible for this new tax rate on dividends. As a result, our ordinary REIT distributions continue to be taxed at the higher tax rates applicable to ordinary income. However, the new 15% rate does generally apply to:

•	a U.S. shareholder’s long-term capital gain, if any, recognized on the disposition of our shares;

•	distributions we designate as long-term capital gain dividends (except to the extent attributable to Section 1250 property, in which case the 25% tax rate applies);

•	distributions attributable to dividends we receive from non-REIT corporations; and

•	distributions to the extent attributable to income upon which we have paid corporate tax (for example, the tax we would pay if we distributed less than all of our taxable REIT income).

Without further legislation, the maximum tax rate on long-term capital gains will revert to 20% in 2009.

UNDERWRITING

      Subject to the terms and conditions contained in an underwriting agreement dated the date of this prospectus supplement (the “Underwriting Agreement”), we have agreed to sell to the underwriters listed below, and the underwriters have severally agreed to purchase from us, the notes in the principal amounts set forth below opposite their respective names. Under the terms and conditions of the Underwriting Agreement, the underwriters are committed to take and pay for all of the notes, if any are taken.

Principal
Underwriter	Amount of notes

Credit Suisse First Boston LLC	$
Wachovia Capital Markets, LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Suntrust Capital Markets, Inc.
Wells Fargo Brokerage Services, LLC
BB&T Capital Markets, a Division of Scott & Stringfellow, Inc.
Comerica Securities, Inc.
PNC Capital Markets, Inc.

Total	$

      The following table shows the per note and total underwriting discounts and commissions we will pay to the underwriters:

Per note		%
Total	$

      We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $175,000.

      The underwriters propose to offer the notes in part directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement, and in part to securities dealers at this price less a concession not in excess of           % per note. The underwriters may allow, and the dealers may reallow, a concession not in excess of           % per note to brokers and dealers. After the notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the underwriters.

      We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof.

      Upon issuance, the notes will not have an established trading market. The notes will not be listed on any securities exchange. The underwriters may from time to time purchase and sell notes in the secondary market, but the underwriters are not obligated to do so, and there may not be a secondary market for the notes or any liquidity in the secondary market if one develops. From time to time, the underwriters may make a market in the notes, but underwriters are not obligated to do so and may discontinue any market-making activity at any time. In addition, one or more of the underwriters or their respective affiliates may from time to time purchase some of the notes being offered for their own accounts.

      In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the notes, and short positions involve the sale by the underwriters of a greater number of securities than they are required to purchase from us in the offering. These activities may stabilize, maintain or otherwise affect the price of the notes, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically.

      Credit Suisse First Boston LLC will make securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Credit Suisse First Boston LLC and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from Credit Suisse First Boston LLC based on transactions the underwriter conducts through the system. Credit Suisse First Boston LLC will make securities available to its customers through the Internet distributions, whether made through a proprietary or third party system, on the same terms as distributions made through other channels.

      In the ordinary course of its business, the underwriters and their affiliates have engaged and may in the future engage in investment and commercial banking transactions with us and certain of our affiliates. We intend to use a portion of the net proceeds of this offering to reduce borrowings under our $225 million unsecured revolving credit facility. Affiliates of Wachovia Capital Markets, LLC and certain other underwriters are lenders under the revolving facility, and will receive their proportionate share of the amount repaid under the revolving facility. In addition, Wachovia Bank, National Association (formerly First Union National Bank), an affiliate of Wachovia Capital Markets, LLC, will act as Trustee under the Indenture and will receive customary fees for its services. Because of its lending relationship with us and because it is an affiliate of the underwriter, Wachovia Capital Markets, LLC, in the event of default under the Indenture, Wachovia Bank, National Association would be obligated to resign as Trustee pursuant to the Trust Indenture Act of 1939.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

      By purchasing notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus supplement and the accompanying prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of the notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

RATINGS

      The ratings currently assigned to certain of our long-term senior unsecured debt are as follows: Moody’s Investor Service, Inc. — Baa3, Standard & Poor’s Rating Services — BBB- and Fitch Incorporated — BBB-.

      A rating assigned to our debt reflects the applicable rating agency’s assessment of the likelihood that the holders of such debt will receive the payments of interest and principal required to be made. A rating is not a recommendation to purchase, hold, or sell the notes or any other debt of ours, and such ratings do not comment as to the marketability of the notes or any other debt of ours, their market price or suitability for a particular investor. There is no assurance that any rating will remain for any given period of time or that any rating will not be lowered or withdrawn entirely by a rating agency if in such rating agency’s judgment circumstances so warrant. Each rating should be evaluated independently of any other rating.

LEGAL MATTERS

      Certain legal matters will be passed upon for us by Shaw Pittman LLP, Washington, D.C., as our securities and tax counsel. Certain legal matters will be passed upon for the underwriters by Hunton & Williams LLP.

EXPERTS

      The consolidated balance sheets and financial statement schedules of Commercial Net Lease Realty, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein, and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document that we have filed at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings are available to the public at the website at http://www.sec.gov.

      We have filed with the SEC a registration statement (of which this prospectus supplement and the accompanying prospectus are a part) on Form S-3 under the Securities Act of 1933, as amended, with respect to our securities. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement, including the exhibits and schedules thereto, certain parts of which are omitted as permitted by the rules and regulations of the SEC.

      We are incorporating by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus supplement and the accompanying prospectus, except for any information superseded by information in this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed below, which we have filed with the SEC under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (Exchange Act file number 0-12989).

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the SEC on March 12, 2004, as amended by a Form 10-K/ A filed with the SEC on April 27, 2004.

•	Proxy Statement filed on Schedule 14A for our Annual Meeting of Stockholders on August 5, 2004, filed with the SEC on June 3, 2004.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 10, 2004.

      All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus supplement but before we terminate the offering of our securities shall be deemed to be incorporated by reference in the accompanying prospectus and will be part of the accompanying prospectus from the date we file that document. Any information in that document that is meant to supersede or modify any existing statement in this prospectus supplement or the accompanying prospectus will so supersede or modify the statement as appropriate.

      You may request a copy of any or all of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents), at no cost, by writing or telephoning our offices at the following address:

Commercial Net Lease Realty, Inc.

450 South Orange Avenue, Suite 900
Orlando, Florida 32801
Attention: Kevin B. Habicht
(telephone number (407) 265-7348)

$

% Notes due 2014

PROSPECTUS SUPPLEMENT

June       , 2004

Joint Book-Running Managers

CREDIT SUISSE FIRST BOSTON	WACHOVIA SECURITIES

CITIGROUP

JPMORGAN

SUNTRUST ROBINSON HUMPHREY

WELLS FARGO BROKERAGE SERVICES, LLC

BB&T CAPITAL MARKETS

COMERICA SECURITIES

PNC CAPITAL MARKETS, INC.